UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

Circuit City Stores, Inc.

(Name of Issuer)

Common Stock, Par Value $0.50 Per Share

(Title of Class of Securities)

172737108

(CUSIP Number)

Highfields Capital Management LP

Attention: Joseph F. Mazzella, Managing Director

John Hancock Tower

200 Clarendon Street, 51st Floor

Boston, MA 02116

(617) 850-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 172737108	Page 2 of 10 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Highfields Capital Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 12,917,716 8. Shared Voting Power None 9. Sole Dispositive Power 12,917,716 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,917,716
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 172737108	Page 3 of 10 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Highfields GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 12,917,716 8. Shared Voting Power None 9. Sole Dispositive Power 12,917,716 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,917,716
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 172737108	Page 4 of 10 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jonathon S. Jacobson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 12,917,716 8. Shared Voting Power None 9. Sole Dispositive Power 12,917,716 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,917,716
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A

CUSIP No. 172737108	Page 5 of 10 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard L. Grubman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 12,917,716 8. Shared Voting Power None 9. Sole Dispositive Power 12,917,716 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,917,716
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A

CUSIP No. 172737108	Page 6 of 10 pages

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D as filed on February 15, 2005 (the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.50 per share (the “Shares”), of Circuit City Stores, Inc., a Virginia corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 4.    Purpose of Transaction.

The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Since the date of the filing of the Schedule 13D, Highfields has had continuing discussions with the Issuer and its management regarding Highfields’ proposed acquisition of the Issuer. On March 2, 2005, Highfields representatives met with members of the Issuer’s management team and with Goldman, Sachs & Co., the Issuer’s financial advisor, in Richmond, Virginia, and discussed the proposed acquisition. Following such meeting, on March 4, 2005, Highfields sent a letter to Mr. James Hardymon, Lead Director of the Issuer’s Board of Directors, and Mr. Alan McCollough, Chairman and Chief Executive Officer of the Issuer, which, among other things, reiterated its interest in acquiring the Issuer. The letter also indicated that Highfields was ready to proceed immediately on due diligence and negotiation of a definitive merger agreement, and had assembled a team of industry experts in retail accounting, real estate and retail business processes to work with UBS Investment Bank and Goodwin Procter LLP to ensure completion of this process within thirty days. The complete text of the letter is attached as Exhibit C and is incorporated herein by reference.

On March 7, 2005, the Issuer notified Highfields that it did not wish to pursue Highfields’ proposal. Shortly thereafter, Highfields sent a letter to Mr. Alan McCollough indicating its disappointment in the Issuer’s decision and reiterating its preparedness to consummate a transaction. The complete text of the letter is attached as Exhibit D and is incorporated herein by reference.

Item	5. Interest in Securities of the Issuer.

The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(c) There have been no transactions in the Shares beneficially owned by the Reporting Persons since the date of the filing of the Schedule 13D.

SCHEDULE 13D/A

CUSIP No. 172737108	Page 7 of 10 pages

Item 7.    Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A    Letter to Issuer, dated February 11, 2005*

Exhibit B    Joint Filing Agreement*

Exhibit C    Letter to Issuer, dated March 4, 2005

Exhibit D    Letter to Issuer, dated March 7, 2005

* Previously filed with the Schedule 13D on February 15, 2005.

SCHEDULE 13D/A

CUSIP No. 172737108	Page 8 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: March 7, 2005

HIGHFIELDS CAPITAL MANAGEMENT LP By: Highfields GP LLC, its General Partner

/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS GP LLC

/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title

RICHARD L. GRUBMAN

/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title

SCHEDULE 13D/A

CUSIP No. 172737108	Page 9 of 10 pages

Exhibit C

March 4, 2005

VIA FACSIMILE & EMAIL

James F. Hardymon

Director

W. Alan McCollough

Chairman and Chief Executive Officer

Circuit City Stores Inc.

9950 Mayland Drive

Richmond, VA 23233

Dear Jim and Alan:

We’d like to thank you and the Board for the opportunity to further discuss our proposal with the Company’s management and financial advisors. The dialogue of the last three weeks has reinforced our desire to reach agreement on a transaction and to do so quickly.

To that end, we are ready to proceed immediately on due diligence and negotiation of a definitive merger agreement. We have assembled a team of industry experts in retail accounting, real estate and retail business processes to work with UBS Investment Bank and Goodwin Procter LLP to ensure completion of this process within 30 days, and with a minimum of disruption.

We share with management the recognition of both the obstacles and the opportunities presented to the Company, as well as the significant execution risk of remaking Circuit City’s operations and strategy in the coming years. We believe that our proposal replaces this execution risk to shareholders with an immediate and substantial share price premium, while also enhancing the Company’s ability to meet operational challenges. We are confident that continued dialogue will result in management and the Board concluding that pursuit of our proposal is in the best interest of shareholders.

We look forward to taking the next steps with you and your advisors to complete this transaction as soon as possible.

Very Truly Yours

/s/ Jonathon Jacobson Jonathon Jacobson	/s/ Richard Grubman Richard Grubman

SCHEDULE 13D/A

CUSIP No. 172737108	Page 10 of 10 pages

Exhibit D

March 7, 2005

Mr. Alan McCollough

Chairman and CEO

Circuit City Stores, Inc.

9950 Mayland Drive

Richmond, VA 23233

Dear Alan:

Thank you for the call earlier today reporting on the Board’s deliberations regarding our proposal of February 11th. As we said, we are most disappointed that the Company has chosen not to pursue our offer. We believed, and still believe, that further discussions with us would have resulted in a transaction that would be attractive to current shareholders, benefit the Company and its employees, and be a good investment for our clients. As you know, we have assembled a team that is prepared to begin due diligence immediately with the goal of consummating a transaction over the next several weeks.

Big box retail is undergoing a rapid transformation resulting in both consolidation and a newfound resolve to improve the operating metrics of the industry. Regardless of the trajectory of their revenues, your competitors, both direct and indirect, are relentlessly seeking to make significant operating and financial improvements with a sense of urgency that has manifested itself in substantial gains for their shareholders that have been absent at Circuit City over the past five years. While our conversations with new members of management during the last year, and particularly over the last month, have increased our confidence in both their willingness and their ability to address the Company’s problems, we believe that Circuit City needs to bring even more outside resources to bear as well as more capital discipline.

While we are disappointed with the Board’s decision today, given our $200+ million stake in the Company we can assure you that we will work tirelessly to uphold our fiduciary duty to our clients to maximize the value of Circuit City. We have worked constructively with the management teams of dozens of companies that we have invested in over the years to add value and are encouraged that Phil and Mike seem receptive to this approach. As you know, our offer may have been unsolicited but it was not hostile, and should the Board have a change of heart, we remain prepared to commence our due diligence immediately.

Sincerely,

/s/ Jonathon Jacobson Jonathon Jacobson	/s/ Richard Grubman Richard Grubman